UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ______________

Commission File Number: 001-12669

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South State Bank 401(k) Retirement Savings Plan

520 Gervais Street

Columbia, South Carolina 29201

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTH STATE CORPORATION

520 Gervais Street

Columbia,  South Carolina 29201

South State Bank 401(k) Retirement Savings Plan

Financial Statements with Supplementary Information

December 31, 2015 and 2014 and for the Year Ended December 31, 2015

And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Retirement Committee of the

South State Bank 401(k) Retirement Savings Plan

Columbia, South Carolina

We have audited the accompanying statements of net assets available for benefits of the South State Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 28, 2016

South State Bank 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS
Cash	$327,810	$46,829

Investments, at fair value:
Mutual funds	99,511,215	99,497,533
Common collective trust funds	19,915,640	16,918,481
South State Corporation common stock	18,514,521	20,271,652
Interest-bearing deposits	8,158	29,065
Total investments	137,949,534	136,716,731

Receivables:
Deferral contributions	1,020	275,431
Employer's contribution	802,071	290,794
Notes receivable from participants	2,922,798	2,928,247
Total receivables	3,725,889	3,494,472
Total assets	$142,003,233	$140,258,032

LIABILITIES
Accounts payable	$—	$15,828
Loans payable	—	31,000
Total liabilities	—	46,828

Net assets reflecting investments at fair value	142,003,233	140,211,204

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	39,764	(54,649)

Net assets available for benefits	$142,042,997	$140,156,555

The accompanying notes are an integral part of the financial statements.

South State Bank 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

2015
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(3,265,648)
Interest and dividends	5,930,180
Other income	82,471
Total investment income	2,747,003

Interest income on notes receivable from participants	121,000

Contributions:
Participants'	7,936,998
Rollovers	1,206,229
Other contributions	5,934,840
Total contributions	15,078,067
Total additions	17,946,070

Deductions from net assets attributed to:
Benefits paid to participants	15,995,581
Administrative expenses	64,047
Total deductions	16,059,628

Net increase prior to transfers in	1,886,442

Plan transfers in	—

Net assets available for benefits:
Balance, beginning of year	140,156,555
Balance, end of year	$142,042,997

The accompanying notes are an integral part of the financial statements.

South State Bank 401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following description of the South State Bank 401(k) Retirement Savings Plan (“Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a contributory defined contribution plan covering all employees with the exception of employees classified as temporary or “on-call” of South State Bank (the “Company”), a wholly-owned subsidiary of South State Corporation., and all affiliates of the Company who are age eighteen or older.  The Company’s employees can enter the Plan on the first day of each month after meeting eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Retirement Committee, members of which are appointed by the Board.  The Retirement Committee contracts with American Pensions (the “Administrator”), which is a division of the Company, for record-keeping, administrative, custodial and trust services and contracts with MG Trust Company, LLC (“MG Trust” or “Investment Trustee”) to operate as custodian for the Plan.

On July 26, 2013, South State Corporation (the “Plan Sponsor”), the bank holding company for South State Bank, completed its acquisition of First Financial Holdings, Inc. (“First Financial”), with the Plan Sponsor surviving. On January 15, 2014, management merged the two plans, adding net assets in the amount of approximately $60.7 million, into the surviving plan.

Contributions:

Each year, participants may contribute up to 100% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan defines compensation as follows: the term Compensation means a participant's Form W-2 Compensation received during a Compensation Determination Period. A Compensation Determination Period is defined as the Plan Year; and any elective deferrals as defined under Code §402(g) and any amount contributed or deferred by the Employer at the election of the Employee which is not includible in gross income by reason of Code §125, Code §132(f)(4) or Code §457, will be included in Compensation. In addition, any amount received under the following circumstances will not be considered Compensation: amounts set forth in Regulation §1.414(s)-1(c)(3) (i.e., reimbursements or other expense allowances, including fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits, even if includible in gross income).

The Plan permits eligible participants to contribute up to a maximum annual amount of $18,000 for 2015 and $17,500 for 2014. Participants age 50 and older are permitted to make catch-up contributions of $6,000 for 2015 and $5,500 for 2014.

The Plan requires newly eligible employees be automatically enrolled in the Plan with a withholding of 5% of Compensation as defined by the Plan unless a Salary Deferral Election form is filed.

The Plan provides for discretionary non-elective profit sharing contributions on an annual basis.  Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year.  Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the non-elective Company contribution.  There were no non-elective contributions for 2015 or 2014.

Employees participating in the plan receive a 100% matching of their 401(k) plan contribution, up to 5% of their salary. Employer contributions on the first 5% of their salary are made per pay period.  Beginning in January 1, 2015, employees became eligible for an additional 1% discretionary matching contribution contingent upon achievement of the Company’s current year financial goals and payable the first quarter of the following respective year. Employer contributions for the discretionary 1% match may be made annually from current or accumulated net profits.  Both employer and employee contributions are subject to certain limitations based on the Internal Revenue Code (“IRC”).

Participant accounts:

Each participant’s account is credited with the participant's contribution, allocations of the Company’s matching contribution, and allocations of plan earnings and plan losses.   Each participant’s account is also charged with an allocation of administrative expenses.  Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting:

All participant contributions and South State Bank matching contributions are immediately vested. Participants vest in non-elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older. An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Investment Options:

Participants may direct how their tax deferred contributions, rollover funds, employer matching contributions and employer non-elective profit sharing contributions will be invested within various investment options selected by the Trustee Committee.  All participant directed funds, except investments in South State Bank Unitized Stock Fund may be redirected daily (See Note 7 – Investments for additional information on the South State Bank Unitized Stock Fund).

Participants must wait 30 calendar days before exchanging back into South State Bank common stock. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.	Purchases of shares with participant payroll or employer contributions or loan payments.
2.	Purchases of shares with reinvested capital.
3.	Redemption of shares to pay any otherwise permissible withdrawals from the plan.
4.	Redemption of shares at the direction of the plan.
5.	Redemption of shares to pay fees.

Forfeitures:

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $4,235 and $32,477 respectively.  Forfeitures may be used to pay administrative expenses incurred by the Plan.  Any additional balances in the forfeiture account will then be applied to restore previous forfeitures of participant accounts pursuant to the Plan document.  The portion of the forfeiture account available after the above items are satisfied is then available to be used to offset any employer contribution. During 2015, forfeitures of $4,856 were used to offset the 2015 employer contributions.

Notes Receivable from Participants:

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2015 and 2014 carry interest rates ranging from 4.25% to 9.00%.

The Plan allows one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. The Plan does not restrict loans from any portion of the participant’s funds invested in South State Bank’s common stock.

Payment of benefits and withdrawals:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

The Plan allows the Administrator, at its sole discretion, to distribute a participant’s vested Aggregate Account balance without consent of the participant if the account balance is less than $5,000. Such distribution may be made in a lump sum at any time after a participant terminates employment, subject to certain provisions of the Plan.

Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 31, 2015, with retrospective application to all periods presented. Early application is permitted. The adoption of this accounting guidance is not expected to have a material effect on the Plan's financial condition or results of operations.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate the investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 31, 2015 with early adoption permitted. Parts I and II are to be applied retrospectively. The adoption of this accounting guidance is not expected to have a material effect on the Plan's financial condition or results of operations.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

The fair value of the Plan’s interest in common collective trust fund is based on the fair value of the fund’s underlying managed group annuity contract, as reported by the issuer of the contract.  The fully benefit-responsive stable value fund is valued at contract value as estimated by the administrator of the fund.  As described above, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

The Plan provides for various investment options in any combination of South State Corporation stock, mutual funds, common collective trust funds, or money market funds. Investment securities are exposed to various risks, such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of the Plan’s investments consists of the realized gains or losses on investments sold and unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits and Withdrawals:

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Risks and Uncertainties:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 – Related Party Transactions

Certain Plan investments are shares of South State Corporation common stock.  The Plan held common shares of South State Corporation of 255,768 shares valued at $18,514,521 and 299,498 shares valued at $20,271,652 at December 31, 2015 and 2014, respectively.  Dividends received from South State Corporation common stock totaled $264,803 for the year ended December 31, 2015.

Note 4 – Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 5 – Tax Status

The Internal Revenue Service has determined and informed South State Corporation, formerly First Financial, by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS approval letter of the plan, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2015 and 2014.

Under accounting principles generally accepted in the United States, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 – Plan Operating Costs

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Investment related expenses are included in net appreciation (depreciation) of fair value of investments. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Note 7 – Investments

Plan assets are held in a trust established pursuant to an agreement between South State Bank and the Trustee Committee.

The Retirement Committee and Investment Trustee direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

The Investment Trustee maintains a South State Corporation unitized stock fund, for the exclusive use of the Plan, to account for the Plan’s interest in South State Corporation common stock, plus any undistributed cash to be invested into South State Corporation common stock. The common stock is presented as an investment within these financial statements, due to the nature of this unitized fund. The Investment Trustee acquires and sells the common stock through a broker-dealer.

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2015	2014
Federated Capital Preservation Fund, 1,995,540 and 1,686,383 shares, respectively	$19,915,640	$16,918,481
South State Corporation common stock, 255,768 and 299,498 shares, respectively	18,514,521	20,271,652
Columbia Dividend Income Z, 808,146 and 944,611 shares, respectively	14,215,282	17,900,379
American Funds EuroPacific R5, 308,665 and 324,700 shares, respectively	13,988,704	15,290,117
Vanguard 500 Index Fund Admiral, 58,462 and 56,140 shares, respectively	11,018,885	10,660,413
Mainstay Large Cap Growth Fund, 965,430 and 1,007,296 shares, respectively	9,490,180	10,536,312
Harbor Bond Fund, 706,875 and 752,985 shares, respectively	8,107,856	9,080,994
Fidelity Contrafund, 73,690 and 90,169 shares, respectively	7,291,601	8,833,869
Met West Total Return Bond Fund, 675,577 shares	*	7,370,548

* Investment represents less than 5% of the Plan's net assets available for benefits.

During 2015, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31,
2015

Mutual funds	$(4,337,222)
South State Corporation - common stock	1,071,574
Net depreciation	$(3,265,648)

Note 8 – Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1Observable inputs such as quoted prices in active markets;

Level 2Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

South State Corporation common stock is valued on a recurring basis at quoted market prices where available.   The common stock is classified within Level 1 of the valuation hierarchy.

Mutual Funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common collective trust fund holds guaranteed investment contracts (“GIC”), separate account GICs, and synthetic GICs.   Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts.  The fair value of the traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  Separate account GICs are portfolios of securities held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account.  Synthetic GICs are portfolios of securities owned by the CCT.  The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The fair value of the Plan’s interest in common collective trusts (“CCT” or “pooled funds”) is based on the NAV after adjustments to reflect all fund investments at fair value.

Interest-bearing deposits are valued at carrying value, which approximates fair value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

The table below presents the recorded amount of the Plan’s investments measured at fair value on a recurring basis.

		Quoted Prices In
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable
	Fair Value	(Level 1)	(Level 2)	Inputs (Level 3)
December 31, 2015:
Mutual funds:
Growth funds	$39,440,255	$39,440,255	$—	$—
Value funds	24,056,490	24,056,490	—	—
Income funds	18,187,265	18,187,265	—	—
Index funds	17,827,205	17,827,205	—	—
Total mutual funds	99,511,215	99,511,215	—	—

Common collective trust fund	19,915,640	—	19,915,640	—
Common stock - South State Corporation	18,514,521	18,514,521	—	—
Interest-bearing deposits	8,158	8,158	—	—
Total investments	$137,949,534	$118,033,894	$19,915,640	$—

December 31, 2014:
Mutual funds:
Growth funds	$41,314,299	$41,314,299	$—	$—
Value funds	27,111,491	27,111,491	—	—
Income funds	18,870,487	18,870,487	—	—
Index funds	12,201,256	12,201,256	—	—
Total mutual funds	99,497,533	99,497,533	—	—

Common collective trust fund	16,918,481	—	16,918,481	—
Common stock - South State Corporation	20,271,652	20,271,652	—	—
Interest-bearing deposits	29,065	29,065	—	—
Total investments	$136,716,731	$119,798,250	$16,918,481	$—

Note 9 – Net Asset Value Per Share

The following table for December 31, 2015 and 2014 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at	Fair Value at	Unfunded	Redemption	Redemption
	December 31, 2015	December 31, 2014	Commitments	Frequency	Notice Period
Common collective trust fund:
Federated Capital Preservation Fund	$19,915,640	$16,918,481	$—	Daily	None

(a)

The common collective trust fund simulates the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the issuer.  This provides a stable value option for Plan participants.

The Group Annuity Contract (“GAC”) includes underlying assets which are held in a trust owned by Federated Investors Trust Company (“Federated Investors”), through the Plan’s investment in a separate GAC.  The contract provides that participants execute Plan transactions at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment is stated at fair value as reported by Federated Investors and adjusted to contract value on the Statement of Assets Available for Benefits.  The GACs fair value equals the fluctuating value of the assets backing the contract.

The crediting interest rate was 1.44% and the average yield was 1.93% for the year ended December 31, 2015 in comparison to a crediting interest rate of 1.45% and the average yield of 1.64% for the year ended December 31, 2014.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk or the contract issuer or otherwise.  Federated Investors will guarantee principal and accrued interest, based on crediting interest rates, for participant initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.  Federated Investors will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants withdrawing from their accounts for allowable events will receive the principal and accrued earnings.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.  Share redemption may be immediate, with no notice period. Certain events, such as plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value.  The Plan sponsor does not believe any events are probable that may limit the ability of the Plan to transact at contract value.

Note 10 – Plan Errors

During 2014, the Plan sponsor inadvertently failed to make deposits of $629 for participant deferrals within the timeframe as required by the U.S. Department of Labor (“DOL”). The DOL considers late deposits, without regard to materiality, to be prohibited transactions. The general rule for deposits of 401(k) withholdings requires that the employer remit withheld employee 401(k) deferrals to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than 15 business days after the end of the month in which the contributions were withheld. The plan sponsor generally makes deposits from 2 to 10 days after the date in which the contribution is withheld.  The Plan sponsor filed a Form 5330 in 2014 and paid the applicable excise tax related to the late deposits. The excise tax payments were made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts were credited with the amount of investment income which would have been earned had participant contributions been remitted on a timely basis.

Note 11 – Subsequent Events

The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements are issued.

Supplementary Information

South State Bank 401(k) Retirement Savings Plan

EIN 57-0219408

Plan No.  002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,		Current
	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	Corporate Stocks
*	South State Corporation	255,768 common shares	**	$18,514,521

	Mutual Funds
	American Funds	EuroPacific Growth Fund Class R5, 308,665 shares	**	13,988,704
	Columbia Management	Columbia Dividend Income Fund Z, 808,146 shares	**	14,215,282
	Diamond Hill Funds	Diamond Hill Small Cap Fund, 88,627 shares	**	2,773,151
	Fidelity Investments	Fidelity Contrafund, 73,690 shares	**	7,291,601
	Harbor Funds	Harbor Bond Fund, 706,875 shares	**	8,107,856
	Mainstay Funds	Mainstay Large Cap Growth Fund, 965,430 shares	**	9,490,180
	Met West Asset Management	Met West Total Return Bond Fund, 545,016 shares	**	5,788,067
	PIMCO	PIMCO Commodity Real Ret. Strategy Fund, 372,304 shares	**	2,349,237
	Principal Funds	Principal High Yield Fund, 219,536 shares	**	1,475,280
	T. Rowe Price	Mid Cap Growth Fund, 88,697 shares	**	6,503,234
	T. Rowe Price	New Horizons Growth Fund, 51,025 shares	**	2,166,536
	Franklin Templeton Investments	Templeton Global Bond Fund, 40,488 shares	**	466,824
	Vanguard	500 Index Fund - Admiral, 58,462 shares	**	11,018,885
	Vanguard	Developed Market Index Fund, 34,371 shares	**	314,492
	Vanguard	Intermediate Term Bond Index - Admiral, 183,144 shares	**	2,062,204
	Vanguard	Mid-Cap Index Fund, 3,350 shares	**	498,250
	Vanguard	Reit Index Fund - Admiral, 25,611 shares	**	2,893,507
	Vanguard	Selected Value Fund, 273,426 shares	**	7,068,057
	Vanguard	Small-Cap Index Fund - Admiral, 19,602 shares	**	1,039,868
				99,511,215
	Common Collective Trust Funds
	Federated Capital	Federated Capital Preservation Fund***	**	19,915,640

	Participant Loans:
*	Notes receivable from participants	4.25% to 9.00%, Latest Maturity Date: 10/27/2045	****	2,922,798
		Total assets held for investment purposes		140,864,174

	Cash	Interest-bearing deposits	**	8,158

		Total assets		$140,872,332

*        Indicates a party-in-interest

**      The cost of participant-directed investments is not required to be disclosed.

***    Represents fair value of the Federated Capital Preservation Fund; contract value is $19,955,404

****  FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

South State Bank 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 28, 2016	/s/ Richard C. Mathis
Richard C. Mathis
South State Retirement Committee

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith